Articles of Association
(Yanbian Huaxing Ginseng Co. Ltd.)

Chapter 1 General Provisions

1.
These Articles of Association are formulated according to the Law of the PRC on Foreign-Capital Enterprises for Yanbian Huaxing Ginseng Co. Ltd., which is a new business venture invested by China Ginseng Holdings, Inc. in China.

2.	The name of the Company is:

    延灇华兴参业有榰狝任公司(Chinese)
Yanbian Huaxing Ginseng Co. Ltd. (English)

The domicile of the Company is:

Emu, Dunhua City, Jilin, China

3.	The name of the investor:

China Ginseng Holdings, Inc.

The domicile of the Company is:

Nevada, US.

4.	The foreign-capital enterprise is a limited company.

5.
The legal representative of the Company is Chinese. The Company shall be governed and protected by China Laws. All of its behavior shall abide by China Laws and regulations and shall protect the legitimate interests and rights of the community.

Chapter 2 Purposes and Business Scope of Business

6.
The purpose of the Company is to strengthen core competency by adopting advanced technologies and scientific management measures. It shall satisfy its shareholders with a reasonable rate of return on their investment.

7.	The company is in the business of manufacturing, distribution and marketing of ginseng, herb, health product and processing equipment.

8.
The growing area of ginseng and herb of the Company reached 500000 square meters within 5 years, including 300000 square meters for ginseng, 200000 square meters for herb. The Company processes 300000kg Water Ginseng and produces 60 sets of Ginseng Processing Machinery.

Chapter 3 Total Investment and Registered Capital

9.	The total investment was RMB5,000,000 ($614,000).

The registered capital is $200,000 (RMB1,620,000).

10.	Normally, the Company may not reduce its registered capital while business is operating unless reductions in total investment or production scale occur.

11.
The Company may mortgage or transfer part of its assets and interests in order to increase registered capital. Any significant increase caused by separation, merge or other reasons of the company shall be informed to the authoritative department. As assessment for increased assets is complete, the Company shall enter into records of Business Administration Dept.. The Company’s right to the use of the stated-owned land is not transferable when business is in operation.

Chapter 4 Management Team

12.	The Company exists without Board of Directors. The Company has 1 Executive Director, who is also the legal representative.

13.	The Executive Director shall:

(1)	confirm the Company’s plans of manufacture and business.

(2)	confirm annual financial reports, budget of income and final accounts.

(3)	confirm the Company’s important regulations.

(4)	decide to set up branches.

(5)	amend these Articles of Association according to foreign investors’ decisions.

(6)	make decisions on the Company’s stop of production, shutdown, or merge with others.

(7)	appoint general managers, engineers, accountants, and auditors.

(8)	Control liquidations as the Company is terminated and expired.

14.	The Executive Director shall be elected by foreign investors. Change of directors must be consented by authoritative department.

15.	In case of the Executive Director is unable to perform his/her duties, in stead, a delegate shall be entrusted.

16.	All resolutions adopted by the Company must be signed by the Executive Director.

Chapter 5 Operation and Management

17.	The Company comprises four supervisory departments: Production and Technic Department, Sales Department, Financial Department and Administration Department.

18.	The Company consists a General Manager and two Vice-General Managers. Managers shall be elected by shareholders.

19.
The General Manager of the Company shall be in charge of the production, operation and management of the Company and the Vice-General Manager shall assist the General Manager. Moreover, the Vice-General Manager shall function as a General Manager while the General Manager is out.

20.	Managers serve a term of three years. A manager may be re-elected to serve for consecutive terms.

21.	A CEO may hold the positions of General Manager, Vice-General Manager and other superior managers of the Company.

22.	Wages and salaries for senior staff shall be decided by Executive Director and shareholders.

Chapter 6 Financial and Accounting System

23.	The Company shall establish a financial and accounting system in accordance with the law, administrative rules and regulations, and shall put it on records of local financial departments and revenues.

24.	The Company’s financial year commences from 1st January to 31st December.

25.	All warrants, account books and financial reports shall be prepared in Chinese.

26.
The Company’s annual financial statements shall be scheduled in accordance with relevant regulations of Treasury and Taxation Department of China. The amounts which are expressed in foreign currency need to be translated into the RMB ones. However, the State Administration of Foreign Exchange of the PRC shall release the exchange rates of the day. The Company shall employ some Chinese registered accountants to carry out the audit of its financial statements, the verification of its net assets.

27.	The Company opens RMB and foreign currency accounts at Bank of China or the others.

28.	The Company shall adopt the internationally used accrual basis and debit and credit accounting system in its work.

29.	The accounting books of the Company shall include the following contents:

(1)	all amount of income and payment and payment in cash of the Company;

(2)	situations concerning sale and purchasing the materials of the Company;

(3)	situations concerning registered capital and debt of the Company;

(4)	situations concerning and assignment of the registered capital.

30.
In the first month of each fiscal yearôthe manager shall prepare the profits year's balance sheetôprofit and loss statement and proposal regarding the disposal of profits which should be examined and signed by the auditorôthen submit them to the board of directors.

31.
The depreciation period for the fixed assets of the Company shall be decided by the board of directors in accordance with the “The Income Tax Law of the PRC for Foreign Investment Enterprises and Foreign Enterprises”.

32.	All matters concerning foreign exchange shall be handled in accordance with the “Provisional Regulations for Exchange Control of the PRC” and other pertaining regulations.

Chapter 7 Profit Sharing

33.	The after-tax profits of the Company shall be distributed in order to allocate ten percent (at least 10%) to the statutory common reserve and the statutory common welfare fund.

34.	After paying the taxes, the profits in net will be distributed in accordance with the laws.

35.	The Company shall distribute its profits once a year.

36.
The Company shall not allocate profit to shareholders before making up losses and making allocations to the statutory common reserve fund and to the statutory common welfare fund. Unallocated profits for previous years might be distributed with those gained in this fiscal year.

Chapter 8 Staff and Workers

37.	Matters such as employmentôdismissal, reward, welfare, labor insurance of the staff and workers shall be handled according to the “Laws and Regulations of the PRC on Labor Management”.

38.	The employed staff and workers might be recommended by local Labor Union.

39.
The Company has the right to take disciplinary actionsôsuch as warningôdemerit recording and salary reducing against those staff and workers who violate the rules and regulations of the. Those with serious cases may be dismissed. Discharging of workers shall be filed with the local labor and personnel department.

40.
The salary treatment of the staff and workers shall be set by the board of directors according to the specific situation and with reference to the regulations shall be specified in detail in the labor contract.

41.	The Union has rights to attend meetings hold by the Company which discuss worker’s reward and punishment, salary system, living welfare and insurance. The Company shall accept opinions from the Union.

42.	The staff and workers of Company have the right to establish Labor Union Organization and carry out activities in accordance with the stipulation of the “Labor Union Law of the PRC”.

Chapter 8 Business Terms, Dissolution and Liquidation

43.	The Company’s business term is 20 years that starts from the date of issuance.

44.	The Company may ask for an extension on its business license six months before the expiration date is coming.

45.	The Company shall be dissolved and liquidated according to law in expiration of its period for doing business.

46.
The task of the liquidation committee are: to conduct through check of the property of the Companyôits claims and indebtedness; to work out the statement of assets and liabilities and list of property; to formulate a liquidation plan. All these shall be carried out upon the approval of the board of directors.

47.	During the liquidation, the liquidation committee shall represent the Company to participate in civil lawsuits on behalf of the Company.

48.	After the completion of the liquidation, the Company shall log out with the Commercial and Industrial Administration.

Chapter 10 Supplementary Provisions

49.	The Company shall amend/modify these Articles of Association if the shareholders' general meeting decides to do so.

50.	These Articles of Association are written in Chinese and English. Both two versions have the same legal validity, the Chinese one be prevailing.

51.	These Articles of Association shall be signed by authority representatives in Changchun China on 16th September 2005.